UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Governance and Compliance Officer

—

Rio de Janeiro, May 18, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 03/24/2021, informs that the new Chief Governance and Compliance Officer, Salvador Dahan, took office today.

Mr. Salvador Dahan has a Bachelor of Law from Mackenzie University, with an MBA in Business Security Management from FECAP and a post-graduate degree in Business and Community Leadership from INSPER/SP. He served as Chief Governance, Risk, Compliance and Internal Audit for Latin America at Nissan Motors from March 2017 to July 2019, when then, transferred to Japan, he assumed the global role of General Manager of Risk, Compliance and Privacy. He served from January 2007 to November 2016 as General Manager of Compliance and Corporate Security at the Gerdau Group, structuring the Compliance and Corporate Security areas. His previous roles include Risk Manager and Investigations at Procter & Gamble, serving Latin American operations in Brazil, Chile, Argentina and Paraguay, having broadened his vision of international processes and Associate Director and Senior Consultant at Prot Consultoria, a company created in the area of risk management. Salvador has 22 years of experience in the Compliance, Risk and Governance areas.

"We will continue on this trajectory of evolution, strengthening the construction of a culture of integrity within the company and with our business partners" said Salvador Dahan.

The company appreciates the leadership and important work of Marcelo Zenkner ahead of this executive office since September 2019.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer